Exhibit 99.2

‚  FOLD AND DETACH HERE AND READ THE REVERSE SIDE  ‚

NOMINEES:	PROXY	Please mark your votes like this	☒

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” PROPOSALS 1-6.

	FOR	AGAINST	ABSTAIN

1. To elect Mr. Robert Fried as a director of the Company	☐	☐	☐

2. To elect Mr. Chi-Chuan (Frank) Chen as a director of the Company	☐	☐	☐
3 To elect Mr. Paul M. Conway as a director of the Company	☐	☐	☐
4. To elect Mr. Yunan (Jeffrey) Ren as a director of the Company	☐	☐	☐
5. To elect Mr. Steven D. Rubin as a director of the Company	☐	☐	☐
6. To elect Mr. Peter W.H. Tan as a director of the Company	☐	☐	☐
THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” PROPOSAL 7.

7.   To amend the Company’s Amended and Restated 2008 Share Incentive Plan (the “2008 Plan”) by increasing the number of authorized ordinary shares available for grant under the 2008 Plan from 3,000,000 ordinary shares to 4,500,000 ordinary shares.

	FOR ☐	AGAINST ☐	ABSTAIN ☐

Label Area 4” x 1 1/2”

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” PROPOSAL 8.

8.	By special resolution to change the name of the Company from SearchMedia Holdings Limited to Tiger Media, Inc.	FOR ☐	AGAINST ☐	ABSTAIN ☐

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” PROPOSAL 9.

9.	By special resolution to amend the Articles of Association of the Company to reduce the minimum notice for a Director meeting from seven days to two days.	FOR ☐	AGAINST ☐	ABSTAIN ☐

THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED AS INDICATED. IF NO CONTRARY INDICATION IS MADE, THIS PROXY WILL BE VOTED IN FAVOR OF ELECTING THE SIX NOMINEES TO THE BOARD OF DIRECTORS, IN FAVOR OF THE AMENDMENT TO THE 2008 PLAN, IN FAVOR OF THE TWO SPECIAL RESOLUTIONS AND IN ACCORDANCE WITH THE JUDGMENT OF THE PERSONS NAMED AS THE PROXIES HEREIN ON ANY OTHER MATTERS THAT MAY PROPERLY COME BEFORE THE MEETING.

The undersigned acknowledges receipt of the accompanying Notice of the Annual General Meeting of Shareholders and Proxy Statement for the December 14, 2012 meeting.

COMPANY ID: PROXY NUMBER: ACCOUNT NUMBER:

Signature	Signature	Date	, 2012.

NOTE: Please sign exactly as your name or names appears hereon. When shares are held by joint owners, both must sign. When signing as attorney, executor, administrator, trustee or guardian, please give title as such. If a corporation, please sign in full corporate name by president or other authorized officer. If a partnership, please sign in partnership name by authorized person.

Please mark, sign, date and return the Proxy Card promptly in the enclosed envelope.

▼ FOLD AND DETACH HERE AND READ THE REVERSE SIDE ▼
PROXY

SEARCHMEDIA HOLDINGS LIMITED

Rooms 902 and 903

500 Weihei Road, Jing An District

Shanghai, China 200041

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

ANNUAL GENERAL MEETING OF SHAREHOLDERS — DECEMBER 14, 2012 (10:00 A.M. LOCAL TIME)

The undersigned hereby appoints Peter Tan and Joshua Weingard and each of them severally, as proxies of the undersigned, each with full power to appoint his substitute, to represent the undersigned at the Annual General Meeting (the “Meeting”) of Shareholders of SearchMedia Holdings Limited (the “Company”) to be held on December 14, 2012 (10:00 a.m. local time), and at any adjournments thereof, and to vote thereat all ordinary shares of the Company held of record by the undersigned at the close of business on October 29, 2012 in accordance with the instructions set forth on this proxy card and, in their discretion, to vote such shares on any other business as may properly come before the Meeting and on matters incident to the conduct of the Meeting. Any proxy heretofore given by the undersigned with respect to such ordinary shares is hereby revoked.

PLEASE MARK, DATE AND SIGN THIS PROXY ON THE REVERSE SIDE AND RETURN IT IN THE

ENCLOSED ENVELOPE

(Continued, and to be marked, dated and signed, on the other side)